Friedman Billings Ramsey
August 11, 2005
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attention: Mr. Jeffrey A. Shady
Re:	Midlantic Office Trust, Inc. Registration Statement on Form-S11 (File No. 333-124933) Request for Acceleration of Effectiveness
Ladies and Gentlemen:
     In connection with the above-referenced Registration Statement, as Representative of the proposed Underwriters, we wish to advise you that we join in the Registrant’s request that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 4:00 P.M., New York, New York time, on August 12, 2005, or as soon as practicable thereafter.
     Please be advised of the following with respect to the distribution of the preliminary prospectuses dated July 27, 2005, by the Underwriters in connection with the foregoing request for acceleration of the effective date of said registration Statement.

DISTRIBUTEE	NUMBER OF COPIES
Dealers	60
Institutions	816
Statistical and Publicity Services	0
Individuals	5,238
Total	6,114
     The underwriting arrangements have been described to the National Association of Securities Dealers, Inc. and the Association has advised us that they expect to confirm to you in writing that they have no objection to the Underwriters’ compensation and other underwriting arrangements.
Very truly yours,
FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
By: /s/ James R. Kleeblatt
Name: James R. Kleeblatt
Title: Senior Managing Director
Friedman, Billings, Ramsey Group, Inc.
1001 Nineteenth Street North
Arlington, Virginia
703.312.9500
www.fbr.com